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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549


SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Firstplus Financial Group, Inc.
-------------------------------------------------------------------
(Name of Issuer)


Common Stock ($.01 par value)
-------------------------------------------------------------------
(Title of Class of Securities)


00033763B1
--------------
(CUSIP NUMBER)
November 10, 1998

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 (the "1934 Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 10 Pages

CUSIP NO.  00033763B1               13G

1. NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Merrill Lynch & Co., Inc.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Joint Filing
(a) [ ]
(b) [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5. SOLE VOTING POWER

136,370 Shares of Common Stock

6. SHARED VOTING POWER

0

7. SOLE DISPOSITIVE POWER

2,285,270 Shares of Common Stock

8. SHARED DISPOSITIVE POWER

0

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

136,370 Shares of Common Stock*

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.4%*

12. TYPE OF REPORTING PERSON*

HC,

  *Not including 1,515,990 pledged shares

 *SEE INSTRUCTION BEFORE FILING OUT!

Page 3 of 10 Pages
CUSIP NO.  00033763B1                13G

1. NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Merrill Lynch International Private Finance Limited

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Joint Filing

(a) [ ]
(b) [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5. SOLE VOTING POWER

0

6. SHARED VOTING POWER

0

7. SOLE DISPOSITIVE POWER

2,148,900 Shares of Common Stock

8. SHARED DISPOSITIVE POWER

0

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,148,900 Shares of Common Stock*

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.1%*

12. TYPE OF REPORTING PERSON*

IA, CO

*Not including 1,515,990 pledged shares

 *SEE INSTRUCTION BEFORE FILING OUT!

Page 4 of 10 Pages

		    SCHEDULE 13G


ITEM 1 (a)  Name of Issuer:
	    --------------

	    Firstplus Financial Group, Inc. (the "Company")


ITEM 1 (b)  Address of Issuer's Principal Executive Offices:
	    -----------------------------------------------

	    1600 Viceroy Drive
	    Dallas, Texas 75325

ITEM 2 (a)  Name of Persons Filing:
	    ---------------------

	    Merrill Lynch & co. Inc.
	    Merrill Lynch International Private Finance Limited

ITEM 2 (b)  Address of Principal Business Office or, if none, Residence:
	    -----------------------------------------------------------


Merrill Lynch & Co., Inc.
World Financial Center, North Tower
New York, NY  10128

Merrill Lynch International Private Finance Limited
701 Brickell Avenue
Miami, Florida  33131


ITEM 2 (c)  Citizenship:
	    -----------
See Item 4 of Cover Pages

ITEM 2 (d)  Title of Class of Securities:
	    ----------------------------

Common Stock

ITEM 2 (e)  CUSIP NUMBER:  00033763B1

See Cover Page

Page 5 of 10 Pages


ITEM 3

 If this statement is filed pursuant to Rule 13d-1(c), check this box.[X]



ITEM 4  Ownership
	---------
(a)  Amount Beneficially Owned:

   See Item 9 of Cover Pages.

(b)  Percent of Class:

     See Item 11 of Cover Pages

(c)  Number of shares as to which such person has:

     (i)  sole power to vote or to direct the vote:

	  See Item 5 of Cover Pages

    (ii)  shared power to vote or to direct the vote:

	  See Item 6 of the Cover Pages

   (iii)  sole power to dispose of or to direct the disposition of:
	 See Item 7 of Cover Pages (iv)  shared power to dispose of or direct
	 the disposition of:     See Item 8 of Cover Pages

ITEM 5  Ownership of Five Percent or Less of a Class.

--------------------------------------------No t Applicable

      Page 6 of 10 Pages

ITEM 6  Ownership of More than Five Percent on Behalf of Another Person.
	---------------------------------------------------------------

Not Applicable


ITEM 7   Identification and Classification of the Subsidiary Which
	 ---------------------------------------------------------
  Acquired the Security Being Reported on by the Parent Holding Company.
  ---------------------------------------------------------------------

   See Exhibit A attached hereto


ITEM 8   Identification and Classification of Members of the Group.
	 ----------------------------------------------------------

Not Applicable



ITEM 9  Notice of Dissolution of Group.
	------------------------------

Not Applicable


ITEM 10  Certification
	 -------------

    By signing below each of the undersigned certifies that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Page 7 of 10 Pages


Signature.
---------

    After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  November 20, 1998


Merrill Lynch & Co., Inc.

/s/ Andrea Lowenthal
-----------------------------
Name: Andrea Lowenthal
Title:  Attorney-In-Fact*


Merrill Lynch International Private Finance Limited

/s/ Guy Francesconi
-------------------------
Name: Guy Francesconi
Title Attorney-In-Fact**


------------------------------------
*Signed pursuant to a power of attorney, dated November 17, 1995, included as exhibit B to this Schedule 13G.

**Signed pursuant to a power of attorney, dated November 20, 1998, included as exhibit C to this Schedule 13G.

Page 8 of 10 Pages

EXHIBIT A

Merrill Lynch & Co., Inc. is the ultimate parent of the following entities which each beneficially own the following number of shares:

Merrill Lynch, Pierce, Fenner & Smith, Inc. - 113,370 shares
Merrill Lynch International - 23,000 shares
Merrill Lynch International Private Finance Limited, as pledgee, determined to dispose of 2,148,900 shares. Pledgee of 1,515,990 shares.

Page 9 of 10 Pages

EXHIBIT B
-----------
POWER OF ATTORNEY

The undersigned, Merrill Lynch & Co., Inc. (the "Corporation"), a corporation duly organized under the laws of the State of Delaware, with its principal place of business at World Financial Center, North Tower, New York, New York, 10281, does hereby make, constitute and appoint Richard B. Alsop, Richard D. Kreuder, Andrea Lowenthal, Gregory T. Russo, or any other individual from time to time elected or appointed as Secretary or an Assistant Secretary of the Corporation, acting severally, each of whose address is Merrill Lynch & Co., Inc., World Financial Center, North Tower,
New York, New York, 10281, as its true and lawful attorneys-in-fact, for it and in its name, place and stead (i) to execute on behalf of the Corporation and cause to be filed and/or delivered, as required under Section 13(d) of the Securities and Exchange Act of 1934 (the "Act") and the regulations thereunder any number, as appropriated, of original, copies, or electronic filings of the Securities and Exchange 13D or Schedule 13G Beneficial Ownership Reports (together with any amendments and joint filing agreements under Rule 13d-1(f)
(1) of the Act, as may be required thereto) to be filed and/or delivered with respect to any equity security (as defined in Rule 13d-1(d) under the Act) beneficially owned by the undersigned and which must be report by the undersigned pursuant to Section 13(d) of the Act and regulations thereunder,
(ii) to execute on behalf of the Corporation and cause to be filed and/or delivered, any number, as appropriate, of original, copies or electronics filings of any forms (including, without limitation, Securities and Exchange Commission Form 3, 4 and 5) required to be filed pursuant to Section 16(a) of the Act and the regulations thereunder, and (iii) generally to take such other actions and perform such other things necessary to effectuate the foregoing as fully in all respects as if the undersigned could do if personally present. This Power of Attorney shall remain in effect until revoked, in writing, by the undersigned.


IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney this 17th day of November, 1995.

MERRILL LYNCH & CO., INC.

By: /s/ David H. Komansky
-------------------------
Name:  David H. Komansky
Title: President and Chief Operating Officer

Page 10 of 10 Pages
EXHIBIT C
-----------
POWER OF ATTORNEY

The undersigned, Merrill Lynch International Private Finance Limited (the "Corporation"), a corporation duly organized under the laws of the State of Delaware, with its principal place of business at 701 Brickell Avenue, Miami, Florida, does hereby make, constitute and appoint Kathleen Brown, Guy Francesconi , James C. Morel, Richard Mumford, or any other individual from time to time elected or appointed as Secretary or an Assistant Secretary of the Corporation, acting severally, each of whose address is Merrill Lynch, 222 Broadway, New York, New York 10038, as its true and lawful attorneys-in-fact, for it and in its name, place and stead (i) to execute on behalf of the Corporation and cause to be filed and/or delivered, as required under Section 13(d) of the Securities Exchange Act of 1934 (the "Act") and the regulations thereunder, any number, as appropriate, of original, copies, or electronic filings of the Securities and Exchange Commission Schedule 13D or Schedule 13G Beneficial Ownership Reports (together with any amendments and joint filing agreements under Rule 13d-1(f) (1) of the Act, as may be required thereto) to be filed and/or delivered with respect to any equity security
(as defined in Rule 13d-1(d) under the Act) beneficially owned by the undersigned and which must be reported by the undersigned pursuant to Section 13(d) of the Act and the regulations thereunder, (ii) to execute on behalf of the Corporation and cause to be filed and/or delivered, any number, as appropriate, of original, copies or electronic filings of any forms (including, without limitation, Securities and Exchange Commission Form 3, 4 and 5) required to be filed pursuant to Section 16(a) of the Act and the regulations thereunder, and (iii) generally to take such other actions and perform such other things necessary to effectuate the foregoing as fully in all respects as if the undersigned could do is personally present. This Power of Attorney shall remain in effect until revoked in writing, by the undersigned.

	IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney this 20th day of November, 1998.

MERRILL LYNCH INTERNATIONAL
PRIVATE FINANCE LIMITED

By:_____________________________
Name:  Peter Hagan
Title:  President